Exhibit 12.1

Digital Realty Trust, Inc.

Statement of Computation of Ratios (1)

	Nine months ended September 30,		Year ended December 31,
	2009	2008	2008	2007		2006	2005
Income from continuing operations before noncontrolling interests	$66,337	$42,785	$67,918	$22,546		$24,890	$24,460
Interest expense	63,991	45,874	63,621	67,054		50,598	35,381
Interest within rental expense	2,174	2,006	2,619	1,971		680	147
Noncontrolling interests in consolidated joint ventures	(614)	(246)	(335)	—		—	—

Earnings available to cover fixed charges	$131,888	$90,419	$133,823	$91,571		$76,168	$59,988
Fixed charges:
Interest expense	$63,991	$45,874	$63,621	$67,054		$50,598	$35,381
Interest within rental expense (2)	2,174	2,006	2,619	1,971		680	147
Capitalized interest	7,246	14,046	18,351	12,264		4,028	279

	73,411	61,926	84,591	81,289		55,306	35,807
Preferred stock dividends	30,303	28,462	38,564	19,330		13,780	10,014

Fixed charges and preferred stock dividends	$103,714	$90,388	$123,155	$100,619		$69,086	$45,821
Ratio of earnings to fixed charges	1.80	1.46	1.58	1.13		1.38	1.68
Ratio of earnings to fixed charges and preferred stock dividends	1.27	1.00	1.09	—	(3)	1.10	1.31

(1)	All numbers presented in this exhibit exclude 7979 East Tufts Avenue (sold July 2006), 100 Technology Center Drive (sold in March 2007) and 4055 Valley View Lane (sold in March 2007).
(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).
(3)	For the year ended December 31, 2007, earnings were insufficient to cover fixed charges and preferred dividends by $9,048.